Exhibit 23.1

Consent of Independent Auditors
The Board of Directors
Kleeneze Limited:
We consent to the incorporation by reference in the registration statement (No. 333-200712) on Form S‑3 of JRjr33, Inc. (formerly CVSL, Inc.) of our report dated March 23, 2016, with respect to the consolidated balance sheet of Kleeneze Limited as of March 27, 2015, and the related consolidated profit and loss account, statement of total recognized gains and losses, and cash flow statement for the 52-week period then ended, which report appears in the Form 8‑K/A of JRjr33, Inc. dated March 23, 2016.
Our qualified report dated March 23, 2016, contains an explanatory paragraph that states that the non-statutory consolidated financial statements omit comparative financial information required by generally accepted accounting practice in the United Kingdom.
/s/ KPMG LLP
Preston, United Kingdom
March 23, 2016